SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 59)

                           THE NOSTALGIA NETWORK, INC.
                                (Name of Issuer)

                          Common Stock, $.04 par value
                         (Title of Class of Securities)

                                   669 752107
                                 (CUSIP Number)

                            Dong Moon Joo, President
                          Concept Communications, Inc.
                         650 Massachusetts Avenue, N.W.
                             Washington, D.C. 20001
                                 (202) 789-2124
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                               Arthur E. Cirulnick
                                  Tucker Flyer
                           a professional corporation
                         1615 L Street, N.W., Suite 400
                           Washington, D.C. 20036-5612
                                 (202) 452-8600

                               September 10, 1999
             (Date of Event which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 16 Pages)

CUSIP No.  669 752107                                         Page 2 of 16 Pages

                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Concept Communications, Inc.

2.       Check the appropriate box if a member of a group
                                                                       (a)   [X]
                                                                       (b)   [ ]

3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings  is Required  Pursuant  to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      13,430,427 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        0 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            13,430,427 shares

                                   10.      Shared Dispositive Power
                                            0 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 3 of 16 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Communications Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is  Required  Pursuant  to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                                   7.  Sole Voting Power
SHARES                                          1,000,000 shares
BENEFICIALLY
OWNED BY                                    8.  Shared Voting Power
EACH                                            13,430,427 shares
REPORTING
PERSON WITH                                 9.  Sole Dispositive Power
                                                1,000,000 shares

                                           10.  Shared Dispositive Power
                                                13,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

CUSIP No.  669 752107                                         Page 4 of 16 Pages
                                       13D

1.       Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (Entities Only)

         Crown Capital Corporation

2.       Check the appropriate box if a member of a group
                                                                         (a) [X]
                                                                         (b) [ ]
3.       SEC USE ONLY

4.       Source of Funds

         AF (Crown Communications Corporation)

5.       Check Box if Disclosure of Legal Proceedings  is Required  Pursuant  to
         Item 2(d) or 2(e)
                                                                             [ ]

6.       Citizenship or Place of Organization

         Delaware

NUMBER OF                           7.      Sole Voting Power
SHARES                                      0 shares
BENEFICIALLY
OWNED BY                            8.      Shared Voting Power
EACH                                        14,430,427 shares
REPORTING
PERSON WITH                         9.      Sole Dispositive Power
                                            0 shares

                                   10.      Shared Dispositive Power
                                            14,430,427 shares

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         14,430,427 shares

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                             [ ]
13.      Percent of Class Represented by Amount in Row (11)

         70.3%

14.      Type of Reporting Person

         CO

         This Amendment No. 59 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware
corporation ("Communications"), and Crown Capital Corporation, a Delaware non-stock corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3.       Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and supplemented by adding the following thereto:

         The funds for the $1,000,000 Communications loaned to the Issuer on September 10, 1999 (as further discussed in Item 4 below) were obtained by Communications from Atlantic Video.

         The Reporting Persons understand from Atlantic Video that all or substantially all of the amounts loaned by Atlantic Video to Communications have been obtained by Atlantic Video as proceeds from a loan from One-Up, which received these funds as proceeds of a loan from UCI.

Item 4.       Purpose of Transaction.

         Item 4 is hereby amended and supplemented by appending to the material under the caption "Certain Loans to the Issuer" the following:

         On September 10, 1999, pursuant to the Communications March 20, 1999 Seidman Letter, Communications loaned to the Issuer $1,000,000, and the Issuer delivered to Communications a promissory note in like amount (the "September 10, 1999 Promissory Note"). The September 10, 1999 Promissory Note is payable on January 1, 2000, together with interest, at an annual rate equal to the Prime Rate, as published in the Wall Street Journal on September 10, 1999. The
September 10, 1999 Promissory Note is secured under the terms of the Communications Security Agreement.

         The foregoing description of the September 10, 1999 Promissory Note is qualified in its entirety by the text of the September 10, 1999 Promissory Note which is attached hereto as Exhibit 59.1 and is incorporated herein by reference.

         Item 4 is hereby further amended and supplemented by adding the following thereto:

         Engagement of Daniels & Associates

         On September 28, 1999, Communications entered into an agreement with Daniels & Associates ("Daniels") pursuant to which Daniels was engaged by Communications to assist and advise Communications in connection with a potential transaction with the Issuer pursuant to which Communications might purchase all of the outstanding shares of the Issuer not currently owned by the Reporting Persons (the "Daniels Agreement").

         The foregoing description of the Daniels Agreement is qualified in its entirety by the text of the Daniels Agreement which is attached hereto as
Exhibit 59.2 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended and supplemented by incorporating herein the information set forth under Item 4 in this Amendment No. 59.

Item 7.       Items to be Filed as Exhibits


EXHIBIT         DESCRIPTION

59.1            Promissory Note dated September 10, 1999 made by The Nostalgia Network, Inc. to Crown
                Communications Corporation in the principal amount of $1,000,000.

59.2            Letter agreement dated Septemeber 28, 1999 between Crown Communications Corporation and Daniels &
                Associates.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  October 5, 1999


                                          CONCEPT COMMUNICATIONS, INC.


                                          /s/ Nicholas Chiaia
                                             ---------------------------
                                          By: Nicholas Chiaia, Secretary


                                          CROWN COMMUNICATIONS CORPORATION

                                         /s/ Nicholas Chiaia
                                             ---------------------------
                                          By: Nicholas Chiaia, Secretary


                                          CROWN CAPITAL CORPORATION

                                          /s/ Nicholas Chiaia
                                             ---------------------------
                                          By: Nicholas Chiaia, Secretary

                                  Exhibit Index

EXHIBIT        DESCRIPTION                                                                                  PAGE

59.1           Promissory Note dated September 10, 1999 made by The Nostalgia Network, Inc. to Crown         9
               Communications Corporation in the principal amount of $1,000,000.

59.2           Letter agreement dated September 28, 1999 between Crown Communications Corporation and       13
               Daniels & Associates.


                                                                    EXHIBIT 59.1


                                 PROMISSORY NOTE

$1,000,000.00                                                   Washington, D.C.
Maturity Date:  January 1, 2000                               September 10, 1999

         FOR VALUE RECEIVED, the undersigned, THE NOSTALGIA NETWORK, INC. a Delaware corporation ("Maker"), hereby promises to pay to the order of CROWN COMMUNICATIONS CORPORATION, a Delaware corporation, or any subsequent holder or holders ("Holder") of this Promissory Note (this "Note"), at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001, or at such other place as Holder may from time to time designate in writing, the principal sum of one million dollars ($1,000,000.00), together with all accrued interest on such outstanding balance, in accordance with the terms and provisions of this Note.

         1. Interest; Payments. Interest shall accrue on the unpaid principal balance of this Note (as well as on all accrued and unpaid interest) from and after the date of this Note at a per annum rate equal to the Prime Rate as published in the Wall Street Journal on September 10, 1999, compounded monthly. The principal balance, together with all unpaid interest accrued thereon, shall be due and payable on January 1, 2000 (the "Maturity Date").

         2. Payments. All payments by Maker hereunder shall be applied (i) first to any collection costs pursuant to Paragraph 8 hereof, (ii) second to the interest due and unpaid under this Note, and (iii) thereafter, to any principal owing under this Note.

         3. Prepayment. Maker shall have the right to prepay, in part or in full, without penalty, this Note (together with all accrued interest to the date of prepayment on the amount of principal thus prepaid) at any time or times.

         4. Waiver Regarding Notice. Maker waives presentment, demand and presentation for payment, protest and notice of protest, and, except as otherwise specifically provided herein, any other notices of whatever kind or nature, bringing of suit and diligence in taking any action to collect any sums owing hereunder. From time to time, without in any way affecting the obligation of Maker to pay the outstanding principal balance of this Note and any interest accrued thereon and fully to observe and perform the covenants and obligations of Maker under this Note, without giving notice to, or obtaining the consent of, Maker, and without any liability whatsoever on the part of Holder, Holder may, at its option, extend the time for payment of interest hereon and/or principal of this Note, reduce the payments hereunder, release anyone liable on this Note or accept a renewal of this Note, join in any extension or subordination, or exercise any right or election hereunder. No one or more of such actions shall constitute a novation or operate to release any party liable for or under this Note, either as Maker or otherwise.

         5. Events of Default. Each of the following shall constitute an "Event of Default" hereunder:

                  (a) Maker's failure to make any required payment of principal and/or interest under this Note, or any other amount due and payable under this Note, which failure continues for a period of ten (10) days after written notice of such failure is sent by Holder to Maker;

                  (b) The occurrence of an event of default under that certain Security Agreement by and between Maker and Holder dated as of March 21, 1997, as amended (the "Security Agreement");

                  (c)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Concept Communications, Incorporated, a Delaware corporation ("Concept");

                  (d)  The   occurrence   of  an  event  of  default  under  any
outstanding promissory notes by Maker payable to Holder;

                  (e) The occurrence of an event of default under that certain Security Agreement by and between Maker and Concept dated as of January 4, 1996;

                  (f) Maker's failure to perform any other obligation (other than one that can be satisfied with the payment of money) required under this Note, and the continuation of such failure for a period of ten (10) days after Holder gives Maker written notice of such failure to perform; and

                  (g) Maker's insolvency, general assignment for the benefit of creditors, or the commencement by or against Maker of any case, proceeding, or other action seeking reorganization, arrangement, adjustment, liquidation, dissolution, or composition of Maker's debts under any law relating to bankruptcy, insolvency, or reorganization, or relief of debtors, or seeking appointment of a receiver, trustee, custodian, or other similar official for Maker or for all or any substantial part of Maker's assets.

         6. Acceleration. Upon the occurrence of an Event of Default, Holder shall have the right to cause the entire unpaid principal balance, together with all accrued interest thereon, reasonable attorneys' and paralegal' fees and all fees, charges, costs and expenses, if any, owed by Maker to Holder, to become immediately due and payable in full by giving written notice to Maker.

         7. Remedies. Upon the occurrence of an Event of Default, Holder may avail itself of any legal or equitable rights which Holder may have at law or in equity or under this Note, including, but not limited to, the right to accelerate the indebtedness due under this Note as described in the preceding sentence. The remedies of Holder as provided herein shall be distinct and cumulative, and may be pursued singly, successively or together, at the sole discretion of Holder, and may be exercised as often as occasion therefor shall arise. Failure to exercise any of the foregoing options upon the occurrence of an Event of Default shall not constitute a waiver of the right to exercise the same or any other option at any subsequent time in respect to the same or any other Event of Default, and no single or partial exercise of any right or remedy shall preclude other or further exercise of the same or any other right or remedy. Holder shall have no duty to exercise any or all of the rights and remedies herein provided or contemplated. The acceptance by Holder of any payment hereunder that is less than payment in full of all amounts due and payable at the time of such payment shall not constitute a waiver of the right to exercise any of the foregoing rights or remedies at that time, or nullify any prior exercise of any such rights or remedies without the express written consent of Holder.

         8. Expenses of Collection. If this Note is referred to an attorney for collection, whether or not any other action has been instituted or taken to enforce or collect under this Note, Maker shall pay all of Holder's costs, fees (including reasonable in-house and outside attorneys' and paralegal' fees) and expenses in connection with such referral.

         9. Governing Law. The provisions of this Note shall be governed and construed according to the law of the District of Columbia, without giving effect to its conflicts of law provisions.

         10. Security. Payment of the indebtedness evidenced by this Note is secured by certain assets of Maker pledged to Holder pursuant to the Security Agreement.

         11. No Waiver. Neither any course of dealing by Holder nor any failure or delay on its part to exercise any right, power or privilege hereunder shall operate as a waiver of any right or remedy of Holder hereunder unless said waiver is in writing and signed by Holder, and then only to the extent specifically set forth in said writing. A waiver as to one event shall not be construed as a continuing waiver by Holder or as a bar to or waiver of any right or remedy by Holder as to any subsequent event.

         12.      Notices.

                  (a) All notices hereunder shall be in writing and shall either be hand delivered, with receipt therefor, or sent by Federal Express or similar courier, with receipt therefor, or by certified or registered mail, postage prepaid, return receipt requested, as follows:

         If to Maker:        The Nostalgia Network, Inc.
                             650 Massachusetts Avenue, N.W.
                             Washington, D.C.  20001
                             Attn:  President

         If to Holder:       Crown Communications Corporation
                             650 Massachusetts Avenue, N.W.
                             Washington, D.C.  20001
                             Attn:  General Counsel

         with a copy to:     Tucker, Flyer & Lewis
                             1615 L Street, N.W., Suite 400
                             Washington, D.C.  20036
                             Attn:  Arthur E. Cirulnick, Esquire

Notices shall be effective when received; provided, however, that if any notice sent by courier or by certified or registered mail is returned as undeliverable, such notice shall be deemed effective when mailed or given to such courier.

                  (b) Any of the foregoing persons may change the address to which notices are to be delivered to it hereunder by giving written notice to the others as provided in Paragraph 12(a).

         13. Severability. In the event that any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         14. Limitations of Applicable Law. In the event the operation of any provision of this Note results in an effective rate of interest transcending the limit of the usury or any other law applicable to the loan evidenced hereby, all sums in excess of those lawfully collectible as interest for the period in question shall, without further agreement or notice by any party to this Note, be applied to the unpaid principal balance of this Note immediately upon receipt of such monies by Holder, with the same force and effect as though Maker had specifically designated such extra sums to be so applied to the unpaid principal balance and Holder had agreed to accept such extra payment(s) as a prepayment.

         15. Captions. The captions herein are for convenience of reference only and in no way define or limit the scope or content of this Note or in any way affect its provisions.

         16. Debtor-Creditor Relationship. Holder shall in no event be construed for any purpose to be a partner, joint venturer or associate of Maker, it being the sole intention of the parties to establish a relationship of debtor and creditor.

         17. Time of the Essence. It is expressly agreed that time is of the essence in the performance of the obligations set forth in this Note.


     IN WITNESS WHEREOF, Maker has executed this Promissory Note under seal on this 10th day of September 1999.

                                     MAKER:

ATTEST:                              THE NOSTALGIA NETWORK, INC.,
                                     A Delaware corporation



________________________            By:  /s/ Randy Nichols
       Secretary                         --------------------
                                    Name:    Randy Nichols
                                    Title:   Secretary

[CORPORATE SEAL]

                                                                    EXHIBIT 59.2


September 28, 1999


Mr. Nicholas J. Chiaia
General Counsel
Crown Communications , Inc.
650 Massachusetts Ave., NW
Suite 200
Washington, DC 20001

Dear Nick:

         We are pleased to set forth the terms of the engagement of Daniels & Associates, L.P. ("Daniels") by Crown Communications, Inc. (together with its affiliates the "Client") to consult with the Client regarding a potential transaction with GoodLife TV Network ("GoodLife") in which Client proposes to acquire 100% of the publicly held common stock of GoodLife (the "Transaction).

1. ENGAGEMENT AND SERVICES OF DANIELS. The Client hereby engages Daniels to assist and advise the Client in connection with the Transaction. Daniels' services will include, but will not necessarily be limited to: conferring and negotiating with one or more investment bankers retained by GoodLife (or a committee of GoodLife's Board) as to the value, or range of values, and the terms of the Transaction; advising the Client as to acquisition strategies; and otherwise assisting and advising the Client regarding any negotiations with such committee or with GoodLife's officers, directors, or advisors and, if requested by the Client, participating in such negotiations.

2. COMPENSATION; REIMBURSEMENT OF EXPENSES. For its services hereunder, the Client shall pay to Daniels an amount equal to $125,000 half of which shall be paid upon the execution of this Agreement, and the remainder of which shall be paid when Daniels fulfills its advisory obligations hereunder. In addition to the foregoing compensation, the Client agrees to pay Daniels $2,500 per day, without any proration, for each employee of Daniels who agree to testify in proceedings (including depositions) relating to the above-referenced transaction or any related matters.

Mr. Nicholas Chiaia
September 28, 1999

The Client also agrees to reimburse Daniels promptly upon request from time to time for all reasonable out-of-pocket expenses (including, without limitation, fees and expenses of any outside legal counsel) incurred by Daniels, as supported by appropriate receipts and/or documentation, in connection with the services to be rendered by Daniels and its employees pursuant to this Agreement, subject to the Client's pre-approval of any travel-related or legal expenses.

3. TERMINATION. The Client may terminate his Agreement at any time upon written notice to Daniels, except that such termination shall not affect the Client's obligations hereunder with respect to: (i) any compensation earned by Daniels up to the date of termination or completion of the engagement as the case may be,
(ii) the reimbursement of Daniels' expenses up to the date of termination or completion of the engagement, as the case may be, or (iii) the indemnification, arbitration and governing law provisions of this Agreement.

4. AVAILABILITY AND ACCURACY OF INFORMATION. In connection with Daniels' activities on the Client's behalf, the Client agrees to cooperate with Daniels, to furnish or cause to be furnished to Daniels such information and data as Daniels may reasonably request regarding the Client, GoodLife, and any proposed Transaction (the "Information"), and to provide Daniels with reasonable access to GoodLife's partners, officers, employees, representatives and advisors. The Client represents and warrants that to the best of its knowledge all Information made available to Daniels by the Client, at all times during the period of engagement of Daniels hereunder, will be complete and accurate in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in light of the circumstances under which such statements are made. The Client further represents and warrants that any projections provided by it to Daniels will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable.

The Client acknowledges and agrees that Daniels, in rendering its services hereunder, will be using and relying on the Information (and information available from public sources and other sources deemed reliable by Daniels) without independent verification by Daniels thereof or independent appraisal by Daniels of the GoodLife's assets, operations or financial condition. Daniels does not assume any responsibility for the completeness or accuracy of the Information or any other information relating to GoodLife or any proposed Transaction.

The Client agrees to indemnify and hold harmless Daniels and its employees and affiliates, against any and all losses, claims, damages, liabilities and expenses of defense of any claim or action, directly or indirectly, relating to or arising out of or in connection with (a) the Client's engagement of Daniels hereunder, or (b) the Information; provided, however, such indemnity

Mr. Nicholas Chiaia
September 28, 1999

shall not apply to any portion of any such losses, claims, damages, liabilities and expenses to the extent, and only to such extent, it is found in a final judgment by a court of competent jurisdiction to have resulted primarily from the gross negligence or willful misconduct of Daniels or of any employees or affiliates of Daniels.

5. ARBITRATION. Any claim, controversy or dispute arising out of or relating to this Agreement, or the breach thereof, shall be resolved by arbitration in accordance with the applicable Rules of the American Arbitration Association (U.S. disputes) or UNCITRAL (international disputes), and judgment upon the award rendered in the arbitration proceeding may be entered in any court having jurisdiction thereof. The arbitration shall be held in Washington, DC, or at another location if it can be selected by mutual agreement. The arbitration award may grant a reimbursement to the prevailing party of all of its fees and expenses, including reasonable attorneys' fees. Without waiving any right to arbitration under this Agreement, either party may apply to any court having jurisdiction hereof and seek injunctive relief so as to maintain the status quo until such time as the arbitration award is rendered or the controversy is resolved. Neither party nor the arbitrator(s) may disclose the existence, content, or results of any arbitration proceeding hereunder without the prior written consent of both parties.

6. PUBLICITY. Daniels and the Client each will consult with and cooperate with the other with respect to the content and the timing of all press releases or any other public announcements concerning this Agreement.

7. MISCELLANEOUS. Each individual signing this Agreement on behalf of the Client represents or warrants that he/she has the authority to execute this Agreement, that all parties whose approval is necessary to make this Agreement binding in accordance with its terms have consented hereto, and that all necessary legal actions have been or will be taken. The Client represents and warrants that it will comply with all applicable securities and other laws, rules and regulations relating hereto and that it will not circumvent or frustrate the intent of this Agreement. Subject to any legal requirements imposed on Daniels compelling disclosure, Daniels will endeavor to maintain the confidentiality of all proprietary and confidential information regarding the Client.

This Agreement represents the entire understanding of the parties hereto and supersedes all other and prior agreements among the parties regarding the subject matter; shall be binding upon and inure to the benefit of the parties and their respective heirs, representatives, successors and assigns; may be executed by facsimile (followed by originals sent via regular mail), and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument; and may not be modified or

Mr. Nicholas Chiaia
September 28, 1999

amended except by written agreement. If multiple parties execute this Agreement, they agree to be jointly and severally bound. No failure or delay in exercising any right, power or privilege related hereto, or any single or partial exercise thereof, shall operate as a waiver thereof.

If this letter reflects the Client's understanding of our agreement, please execute each of the enclosed copies of this Agreement and return one copy to me.

Sincerely,

DANIELS & ASSOCIATES, L.P.
By:    Daniels Partners, Inc.,
       its general partner

By:  /s/ Gregory B. Ainsworth
     ------------------------
         Gregory B. Ainsworth
         Executive Vice President


ACCEPTED AND AGREED TO THIS ______ DAY OF SEPTEMBER, 1999:
Crown Communications, Inc.

By:      /s/ Nicholas Chiaia
         ---------------------
Name:        Nicholas J. Chiaia
Title:       General Counsel